

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing Section

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

MAR 0 2 2015

Washington DC
404

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SEC FILE NUMBER
8- 41551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

165 E. Pike St.
                (No. and Street)

Canonsburg   PA   15317
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter M. Elish   724-745-2200
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
                  (Name – if individual, state last, first, middle name)

15565 Northland DR, Suite 508 West,   Southfield   MI   48075
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Peter M. Elish_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Elish & Elish, Inc , as
of _February 28_ , 20 _15_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Not Applicable

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Donna M. Astuto, Notary Public
North Strabane Twp., Washington County
My Commission Expires Oct. 3, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President
Title

Donna M. Astuto
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg , PA 15317

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Elish & Elish, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Elish & Elish, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Elish & Elish, Inc. financial statements. The Net Capital Computation is the responsibility of Elish & Elish, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to

the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Elish & Elish, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash in Bank	$	2,196.00
Cash in Bank		13,074.00
Investments		25,000.00
Accounts Receivable		28,251.00
Total Current Assets		68,521.00
PROPERTY AND EQUIPMENT		
Equipment		42,653.00
Less: Accumulated Depreciation		(42,590.00)
Net Property and Equipment		63.00
TOTAL ASSETS	$	68,584.00

The footnotes are an integral part of the financial statements.

3

Elish & Elish, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	14,621.00
Payable to Dealers		2,500.00
Total Current Liabilities		17,121.00

LONG-TERM LIABILITIES

Total Liabilities		17,121.00

STOCKHOLDERS' EQUITY
1,000,000 shares authorized, 16,000
shares issued and outstanding

Common Stock, no par value, 1,000,000 shares authorized, 353,327 shares issued and 351,327 outstanding	25,000.00
Paid in Excess	114,808.00
Retained Earnings	(83,345.00)
Total Stockholders' Equity	51,463.00

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	68,584.00

Elish & Elish, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2014

Revenues

Commissions Earned	$	136,134.00
Other Income		244,417.00
Miscellaneous Income		16,170.00
Total Revenues		396,721.00

Operating Expenses

Employee compensation and ben	292,845.00
Floor brokerage, exchange, and c	32,879.00
Communications and data proces	1,470.00
Occpancy	6,575.00
Other expenses	41,509.00
Total Operating Expenses	375,278.00
Operating Income (Loss)	21,443.00
Net Income (Loss)	$ 21,443.00

ELISH & ELISH, INC.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2014	$ 20,000	$ 114,808	$ (104,137)
Net Income for the year ended December 31, 2014	-	-	21,443
Member Contributions	-	-	-
Member Distributions	-	-	-
Prior Period Adjustment	-	-	(651)
Balance at December 31, 2014	$ 20,000	$ 114,808	$ (83,345) $ 51,463

The footnotes an are integral part of the financial statements.

8

ELISH & ELISH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Elish & Elish, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is full service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

Description of Business

The Company, located in Canonsburg, Pennsylvania, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Security transactions and related commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having

outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. As December 31, 2014, the Company did not exceed the insured limit.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because it receives referral fees from securities transaction on account introduced to another broker dealer.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal revenue Code to be an S Corporation effective May 22, 1989. In Lieu of corporation income taxes, the shareholder of an S Corporation is taxed on hos proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements for the year ended December 31, 2014.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be a sustained upon examination. The Company's income tax returns for 2014, 2013, 2012, and 2011 are subjects to possible federal and state examination, generally for three ears after filed.

Fully Disclosed Basis

The Company is associated with COR Clearing (formerly Legent Clearing) (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000.00 as of December 31, 2014.

Capitalization and Depreciation

Equipment and Fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

ELISH & ELISH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method. At December 31, 2014, the Company had net capital of $45,737.00 a net capital ratio (aggregate indebtedness divided by net capital) of 1.05 to 1.Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2014, there were no material differences.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Elish & Elish, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

The Company leases office space from a partnership owned in part by the Company's sole shareholder under a month-to month operating lease. Monthly lease payments are fixed at $275.00 per month and rent expense amounted to $3,300.00 for the year ended December 31, 2014.

NOTE G – ADVETISING

The Company expenses the cost of advertising as incurred. Advertising expense was $1,229.00 for the year ended December 31, 2014.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through

ELISH & ELISH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Elish & Elish, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 51,463.00
Nonallowable assets:		
Fixed Assets	63.00	
Accounts receivable – other	5,627.00	(5,690.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 45,773.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,141.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 40,737.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 17,121.00
Percentage of aggregate indebtedness to net capital	37.43%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 45,737.00
Adjustments:	
Change in Equity (Adjustments)	36.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	45,773.00
Reconciled Difference	$ (0.00)

Elish & Elish, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg , PA 15317

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Elish & Elish, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Elish & Elish, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Elish & Elish, Inc. financial statements. The Net Capital Computation is the responsibility of Elish & Elish, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to

the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Elish & Elish, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash in Bank	$	2,196.00
Cash in Bank		13,074.00
Investments		25,000.00
Accounts Receivable		28,251.00
Total Current Assets		68,521.00
PROPERTY AND EQUIPMENT		
Equipment		42,653.00
Less: Accumulated Depreciation		(42,590.00)
Net Property and Equipment		63.00
TOTAL ASSETS	$	68,584.00

The footnotes are an integral part of the financial statements.

3

Elish & Elish, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	14,621.00
Payable to Dealers		2,500.00
Total Current Liabilities		17,121.00

LONG-TERM LIABILITIES

Total Liabilities		17,121.00

STOCKHOLDERS' EQUITY
1,000,000 shares authorized, 16,000
shares issued and outstanding

Common Stock, no par value, 1,000,000 shares authorized, 353,327 shares issued and 351,327 outstanding	25,000.00
Paid in Excess	114,808.00
Retained Earnings	(83,345.00)
Total Stockholders' Equity	51,463.00

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	68,584.00

The footnotes are an integral part of the financial statements.

4

Elish & Elish, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2014
Revenues	
Commissions Earned	$ 136,134.00
Other Income	244,417.00
Miscellaneous Income	16,170.00
Total Revenues	396,721.00
Operating Expenses	
Employee compensation and ben	292,845.00
Floor brokerage, exchange, and c	32,879.00
Communications and data proces	1,470.00
Occpancy	6,575.00
Other expenses	41,509.00
Total Operating Expenses	375,278.00
Operating Income (Loss)	21,443.00
Net Income (Loss)	$ 21,443.00

ELISH & ELISH, INC.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Income	Total Member's Equity	
Balance at January 1, 2014	$ 20,000	$ 114,808	$ (104,137)	
Net Income for the year ended December 31, 2014	-	-	21,443	
Member Contributions	-	-	-	
Member Distributions	-	-	-	
Prior Period Adjustment	-	-	(651)	
Balance at December 31, 2014	$ 20,000	$ 114,808	$ (83,345)	$ 51,463

The footnotes an are integral part of the financial statements.

8

ELISH & ELISH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Elish & Elish, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is full service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

Description of Business

The Company, located in Canonsburg, Pennsylvania, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

Basis of Accounting

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Security transactions and related commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having

outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. As December 31, 2014, the Company did not exceed the insured limit.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because it receives referral fees from securities transaction on account introduced to another broker dealer.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal revenue Code to be an S Corporation effective May 22, 1989. In Lieu of corporation income taxes, the shareholder of an S Corporation is taxed on hos proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements for the year ended December 31, 2014.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be a sustained upon examination. The Company's income tax returns for 2014, 2013, 2012, and 2011 are subjects to possible federal and state examination, generally for three ears after filed.

Fully Disclosed Basis

The Company is associated with COR Clearing (formerly Legent Clearing) (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000.00 as of December 31, 2014.

Capitalization and Depreciation

Equipment and Fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

ELISH & ELISH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method. At December 31, 2014, the Company had net capital of $45,737.00 a net capital ratio (aggregate indebtedness divided by net capital) of 1.05 to 1.Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2014, there were no material differences.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Elish & Elish, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

The Company leases office space from a partnership owned in part by the Company's sole shareholder under a month-to month operating lease. Monthly lease payments are fixed at $275.00 per month and rent expense amounted to $3,300.00 for the year ended December 31, 2014.

NOTE G – ADVETISING

The Company expenses the cost of advertising as incurred. Advertising expense was $1,229.00 for the year ended December 31, 2014.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through

ELISH & ELISH, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Elish & Elish, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 51,463.00
Nonallowable assets:		
Fixed Assets	63.00	
Accounts receivable – other	5,627.00	(5,690.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 45,773.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,141.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 40,737.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 17,121.00
Percentage of aggregate indebtedness to net capital	37.43%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 45,737.00
Adjustments:	
Change in Equity (Adjustments)	36.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	45,773.00
Reconciled Difference	$ (0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(1). The clearing firms is COR Clearing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 6 2015

Board of Directors
Elish & Elish, Inc.
165 East Pike Street
Canonsburg, PA 15317

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA



PETER ELISH
Investments Securities

February 10, 2015　　　　　　　Page 10

RE: Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)

Elish & Elish, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and therefore claiming exemption from the reserve requirements as state in the SEC 15c3-3(k)(2)(ii).

Sincerely,

Peter M. Elish, President

165 EAST PIKE STREET
canonsburg　pa 15317 · 724 745 2200 · 800 637 STCK
www.elishbr.com
Member FINRA & SIPC